NO ACT

PE
1-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10011139

March 23, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-10

Richard G. Schmalzl
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, OH 45202

Re: Streamline Health Solutions, Inc.
Incoming letter dated January 22, 2010

Dear Mr. Schmalzl:

This is in response to your letter dated January 22, 2010 concerning the shareholder proposal submitted to Streamline Health by Paul W. Bridge, Jr. We also have received a letter from the proponent dated January 22, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul W. Bridge, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

March 23, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Streamline Health Solutions, Inc.
Incoming letter dated January 22, 2010

The proposals relate to the number of directors, director independence, the conditions for changing the number of directors, and the voting threshold for the election of directors at Streamline Health's upcoming annual meeting.

There appears to be some basis for your view that Streamline Health may exclude the proposals under rule 14a-8(c), which provides that a proponent may submit no more than one proposal. In arriving at this position, we particularly note that the proposal relating to director independence involves a separate and distinct matter from the proposals relating to the number of directors, the conditions for changing the number of directors, and the voting threshold for the election of directors at the upcoming annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Streamline Health omits the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Streamline Health relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL W. BRIDGE, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

RE: <u>Streamline Health Solutions, Inc. Stockholder Proposals of Paul W. Bridge, Jr.</u>

Ladies and Gentlemen:

By letter dated January 22, 2010 (Exhibit A attached) Counsel for Streamline Health Solutions, Inc. ("STRM") has requested that the proposed shareholder proposal of the undersigned be excluded from the 2010 Proxy.

By letter dated 1 December 2009 (Exhibit B attached) the undersigned proposed the following proposal:

"Be it resolved that the Buy [sic] Laws of Streamline Health Solutions, Inc. be amended to set the number of Directors of the Corporation at three (3), no more or no less, and <u>all</u> of whom shall be "Independent" as that term is defined by NASDAQ; that the number of directors (three) cannot be changed without the affirmative vote of a majority of the shareholders of Streamline Health Solutions, Inc. and further should this resolution be adopted by the shareholders at the 2010 Annual Meeting of Shareholders, the three persons standing for election as a Director who receive the highest number of affirmative votes be seated as the Board of Directors until the 2011 Annual Meeting."

By letter dated December 17, 2009, (Exhibit C attached) STRM contended that my proposal was in fact four proposals and therefore did not meet the requirements of Rule 14a-8(c). Please note that in the December 17, 2009 letter, STRM noted that "You can cure this procedural defect by selecting one of the four proposals for <u>inclusion</u> in the Company's 2010 proxy material." Please note that STRM, on December 17, 2010, <u>did not</u> object to the proposal under Rule 14a-8(i)(8) as outlined in their letter to the SEC of January 22, 2010.

In an e-mail dated January 7, 2010 (Exhibit D attached) STRM again reiterated that they would "entertain a revised proposal from you as long as we receive it no later than 5:00 p.m. on Monday, January 11, 2010."

I should like to respond to STRM's contentions.

First I believe that the proposal is in fact <u>one</u> proposal and not four. The proposal was drafted for clarity for shareholders who would be voting on the proposal. I could have very easily have proposed that the number of directors be "limited to only three independent directors as required by Nasdaq Rules." Additionally, I believe that it is important for clarity for both STRM and the shareholders that if the proposal is approved, STRM would not, at its discretion, be able to increase the number of directors without shareholder approval, and that a procedure for determining the directors to be seated as the Board be clearly stated so that the shareholders would know the outcome if more than three are nominated and the proposal is adopted.

STRM contends in its letter to the SEC that "A stockholder might well wish to vote differently as to each of these distinct proposals." This contention is, at best a stretch, in that why would shareholders want to vote separately when the crux of the proposal is to limit the number of Directors to only three independent directors. Would it make sense that a shareholder would want to vote in the affirmative for only three independent directors and then allow a separate vote to then give the Company the ability to increase, at will, the number of Directors contrary to the vote to limit the number to three? If a shareholder wants to disagree with the proposal they can vote against it. Would it make sense that shareholders would want a different outcome than the top three candidates for election would be seated? Would it make sense that the candidates with the least number of affirmative votes would be seated against the will of the majority?

STRM in its January 22, 2010, now wishes to exclude the proposal under Rule 14a-8(i)(8) by stating that the amended rule "now provides that a proposal may be excluded if it 'relates to the nomination or election for membership on the company's board of directors... or a procedure for such nomination or election.' In the Adopting Release the Commission emphasized that the term 'procedures' in the election exclusion "relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year."

In my opinion this Rule is not applicable as this proposal is not about a contested election, but only about limiting the number of directors at a company that has very limited resources etc as explained in the Reasons as follows:

"REASONS: Streamline Health Solutions, Inc. is a very small company, with limited revenues and resources. The current five independent directors are, in my opinion, excessive for such a small company, and the cost to the company, including: their annual retainer fees, Board meeting fees, Stock Option expenses and travel and living expenses to attend meetings, are disproportionately high for a company the size of Streamline health Solutions, inc. Three well qualified independent directors, can adequately represent the interests of the shareholders, without overburdening the company with excessive expenses. Also, the requirement that all directors be independent eliminates the inherent conflict of interest of management directors and is consistent with the best practices the company instituted in appointing an independent director as Chairman of the Board."

In conclusion, I believe that my proposal is one proposal as required by Rule 14a-8(c) and that it is not excludable under 14a-8(i)(8).

If any additional information is needed with respect to this matter as set forth herein, please contact the undersigned at *** OMB Memorandum M-07-16 ***

Very truly yours,



Paul W. Bridge, Jr.

Exhibit A

GRAYDON HEAD

LEGAL COUNSEL | SINCE 1871

Richard G. Schmalzl
Partner
Direct: (513) 629-2828
rschmalzl@graydon.com

January 22, 2010

VIA E-MAIL AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Streamline Health Solutions, Inc. Stockholder Proposals of Paul W. Bridge, Jr.

Ladies and Gentlemen:

This letter is written on behalf of our client, Streamline Health Solutions, Inc., a Delaware corporation (the "Company"), with regard to stockholder proposals (the "Proposals") submitted to the Company by Paul W. Bridge, Jr. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2010 annual meeting of stockholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposals from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposals are excludable pursuant to:

I. Rule 14a-8(c), because the Proponent may submit no more than one proposal to the Company for a particular stockholders' meeting; and

II. Rule 14a-8(i)(8), because the Proposals relate to the election for membership on the Company's board of directors.

THE PROPOSALS

A copy of the Proposals, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposals read as follows:

"Be it resolved that the Buy [sic] Laws of Streamline Health Solutions, Inc. be amended to set the number of Directors of the Corporation at three (3), no more or no less, and all of whom shall be "Independent" as that term is defined by NASDAQ; that the number of

> directors (three) cannot be changed without the affirmative vote of a majority of the stockholders of Streamline Health Solutions, Inc. and further should this resolution be adopted by the stockholders at the 2010 Annual Meeting of Shareholders, the three persons standing for election as a Director who receive the highest number of affirmative votes be seated as the Board of Directors until the 2011 Annual Meeting."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to omit the Proposals from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

BACKGROUND

The Company received the Proposals and supporting statement from the Proponent on December 4, 2009. On December 17, 2009, the Company e-mailed and sent by overnight delivery to the Proponent a notice of deficiency pursuant to Rule 14a-8(f), indicating the Company's belief that the Proponent's submission was procedurally deficient in two respects. First, the Proposals were not accompanied by the items necessary to satisfy the eligibility requirements of 14a-8(b)(2). Second, the Proposals constitute more than one proposal in violation of Rule 14a-8(c) (the "Procedural Notice"). A copy of the Procedural Notice is attached hereto as Exhibit B, including a receipt showing that the Procedural Notice was physically delivered on December 18, 2009 to the address listed in the Proposals. The Procedural Notice advised that, among other things, if the Proponent did not correct both of these procedural deficiencies within the applicable fourteen (14) day period, the Company intended to omit the submission for the Company's 2010 Proxy Materials, as permitted by Rule 14a-8.

On January 5, 2010, the Company received the Proponent's broker letter, which letter confirmed the Proponent's eligibility to submit a proposal for the 2010 annual stockholders' meeting pursuant to Rule 14a-8(b)(2). However, as of the date of this letter, the Proponent has not corrected the second procedural deficiency pursuant to Rule 14a-8(c). The fourteen day period to cure this deficiency has long since expired. Despite the fact that the fourteen day period had expired, the Company sent an e-mail to the Proponent on January 7, 2010 and notified the Proponent that the Company would entertain a revised proposal, which corrected the deficiency pursuant to Rule 14a-8(c) as long as such revised proposal was received by the Company no later than 5:00 p.m. on Monday, January 11, 2010. As of the date of this letter, the Company has not received any revisions to the Proposals. In addition to the Proposals and the Procedural Notice (which are attached as Exhibits A and B respectively), a copy of all other correspondence between the Proponent and the Company with respect to the Proposals is attached hereto as Exhibit C.

ANALYSIS

I. Rule 14a-8(c). The Proponent may submit <u>no more than one</u> proposal to the Company for a particular stockholders' meeting.

Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. The Staff has consistently taken the position that a company may exclude a stockholder proposal when a stockholder submits more than one proposal. *See, e.g., Compuware Corp.* (Jul. 3, 2003). The one-proposal limitation applies not only to proponents who submit multiple proposals as separate submissions, but also to proponents who submit multiple elements of a single submission. *See, e.g., AmerInst Insurance Group, Ltd.* (Apr. 3, 2007) (multi-part proposal to remove voting rights from certain shares, discontinue funding of certain initiatives, sell a particular business venture and replace monies invested in such venture exceeded the one proposal limitation). In *Parker-Hannifin* (September 4, 2009), the Staff concurred that the corporation could omit a proposal comprised of three elements, where the third element of the proposal (direct discussions between the compensation committee and stockholders) was a "separate and distinct" matter from the other two elements of the proposal ("say on pay" as to overall compensation and specific components of that compensation).

Further, the Staff has agreed with the exclusion of stockholder proposals comprised of multiple parts even though the parts seemingly addressed one general concept. *See, e.g., American Electric Power Co., Inc.* (Jan. 2, 2001) (multi-part proposal that the proponent claimed all related to "corporate governance" deemed to be multiple proposals). The Staff also has concurred that proposals that require a "variety of corporate actions" may be excluded (*See e.g., Morgan Stanley* (February 4, 2009) (proposal requested stock ownership guidelines for director candidates, new conflict of interest disclosures for director nominees, and new limits on compensation of directors and nominees), *General Motors Corporation* (April 9, 2007) (proposal included several separate and distinct steps to restructure the company, including requiring the spin-off of five specific business areas into separate companies, designating how much of each such new company would be "spun out to stockholders," and requiring that the corporation make a cash distribution to stockholders), and *Torotel, Inc.* (November 1, 2006) (proposal recommends amending the articles of incorporation to, among other things, reduce the authorized number of directors, declassify the board, permit only shareholders to amend the corporate bylaws, remove certain advance notice bylaw provisions, and revoke provisions relating to the conduct of the annual stockholder meeting)).

Even though the Proposals could arguably be characterized as related to the broad concept of the election of the Company's directors, the Proponent has attempted to combine at least four separate and distinct matters relating to the election of directors into a single submission. The Proposals request: (1) that the Bylaws of the Company be amended to set the number of directors of the Company at three (relates to the <u>number</u> of directors elected); (2) that all directors shall be "Independent" as that term is defined by NASDAQ (relates to the <u>qualifications</u> of directors); (3) that the number of directors cannot be changed without the affirmative vote of a majority of the Company's stockholders (relates to the method for changing number of directors); and (4) that the board of directors elected at the 2010 Annual Meeting be the three nominees with the highest number of affirmative votes (relates to the vote required for the election of directors). A stockholder might well wish to vote differently as to each of these distinct proposals, but would not be able to do so if the Proposals were allowed to be treated as one proposal. Consistent with prior No-Action Letters, the Company believes that the four elements of the Proposals are separate and distinct matters and should be considered separate proposals for purposes of Rule 14a-8(c).

While the Staff has on occasion determined that a single submission with separate elements was actually one proposal, one of the following often was true:

- the separate elements were linked to a narrow, discrete topic/action (e.g., enhancing director nominees' qualification requirements to exclude (a) salaried employees and (b) certain significant stockholders (*Washington Mutual Inc.*, February 20, 2007));

- the separate elements were either sequential, inter-dependent, or temporally linked, to achieve a combined purpose (e.g., liquidating the company and then distributing proceeds of that liquidation to stockholders (*Meadow Valley Corporation*, March 30, 2007)); or

- the separate elements were associated with a specific legal requirement (e.g., implementation of executive compensation reforms set forth for recipients of funding under the Troubled Asset Relief Program (*JP Morgan Chase & Co.*, March 3, 2009)); become subject to the North Dakota Publicly Traded Corporations Act) (*Qwest Communications International, Inc.*, March 2, 2009)).

None of these categories apply to the Proposals. The Proposals' theme - the election of directors -- is broad and, as discussed in more detail below, relates to a topic that is not a proper topic for a stockholder proposal pursuant to Rule 14a-8(i)(8). In addition, the four elements of the Proposals are "separate and distinct matters" and the underlying processes and timelines are not interdependent upon each other. Finally, no single legal requirement serves as the basis for the four elements of the Proposals.

The Proposals represent four separate and distinct actions submitted under a single submission for the 2010 annual meeting of the stockholders. As a result, it is the Company's belief that the Proposals are in violation of Rule 14a-8(c) and can therefore be excluded in their entirety from the Company's Proxy Materials.

II. Rule 14a-8(i)(8). The Proposals relate to the election for membership on the Company's board of directors.

Although the Company believes that the Proposals contain multiple substantive defects pursuant to Rule 14a-8, the Company chooses to limit the scope of this no-action request to Rule 14a-8(i)(8). Accordingly, the Company believes that the Proposals are also excludable pursuant to Rule 14a-8(i)(8), which permits a company to exclude a stockholder proposal that relates to the election for membership on a company's board of directors. Following the analysis of comments received on the proposed amendment to Rule 14a-8(i)(8) as set forth in *Exchange Act Release No. 56161* (July 27, 2007), in December 2007, the Commission adopted the amendment to Rule 14a-8(i)(8), as proposed. *See Exchange Act Release No. 56914* (Dec. 6, 2007) (the "Adopting Release"). By doing so, the Commission reiterated and codified its longstanding position that stockholder proposals relating to procedures for the election of directors are excludable. Prior to its amendment in December 2007, Rule 14a-8(i)(8) permitted the exclusion of a stockholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The amended Rule 14a-8(i)(8) now provides that a proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors ... or a procedure for such nomination or election." In the Adopting Release, the Commission emphasized that the term "procedures" in the election exclusion "relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year," thus evidencing the Commission's clear intent, consistent with its longstanding interpretation, that the Rule 14a-8(i)(8) exclusion be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently.

Specifically, the purpose of the exclusion in Rule 14a-8(i)(8) is to prevent the establishment of procedures that could circumvent the protections provided by the federal proxy rules that are triggered by a proxy contest. As the Commission explained in the Adopting Release:

"[W]ere the election exclusion not available for proposals that would establish a process for the election of directors that circumvents the proxy disclosure rules, it would be possible for a person to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests. Additionally, false and misleading disclosure in connection with such an election contest could potentially occur without liability under Exchange Act Rule 14a-9 for material misrepresentations made in a proxy solicitation."

The Commission noted several examples in the Adopting Release of stockholder proposals that the Staff considered excludable under rule 14a-8(i)(8), including proposals that could have the effect of, or that propose a procedure that could have the effect of, "[d]isqualifying board nominees who are standing for election." (Adopting Release at note 56). Indeed, this has been a longstanding interpretive position of the Staff. *See, e.g., The Adams Express Company* (December 28, 2000) (finding that a proposal may be excluded pursuant to Rule 14a-8(i)(8) "to the extent the minimum share ownership requirement may disqualify certain nominees for director at the upcoming annual meeting of stockholders"); *International Business Machines Corporation* (January 22, 1992).

The Proposals propose a procedure that would have the effect of disqualifying the Company's board nominees who are standing for election at the Company's 2010 annual meeting. Traditionally, the Company has had six director nominees for election to the board of directors at the annual meeting of the stockholders. If the Proposals were to pass at the 2010 annual meeting, three of the Company's nominees at the 2010 annual meeting would be disqualified. This would essentially result in a contested election because there would be six director nominees competing for three seats on the board of directors. Therefore, the Proposals are excludable under 14a-8(i)(8).

The Proposals relate to the election for membership on the Company's board of directors. Accordingly, the Company should be permitted to exclude the Proposals pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the reasons set forth above, the Company believes that the Proponent submitted more than one proposal for the Company's 2010 annual meeting of stockholders. In addition, or alternatively, the Company also believes that the Proposals may be properly be omitted under Rule 14a-8(i)(8) because the Proposals relate to an election for membership on the Company's board of directors.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposals are excluded from the Company's Proxy Materials. Although we have no reason to believe that the Staff will not be able to do so, if it appears that the Staff will not be able to grant the relief requested herein, we would appreciate the opportunity to further discuss this matter with the Staff prior to its issuance of a written response. If any additional information is needed with respect to the matters set forth herein, please contact the undersigned at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Paul W. Bridge, Jr. (Proponent)
Donald E. Vick, Jr., Streamline Health Solutions, Inc.

2481422.3

Exhibit A

The Stockholder Proposals

See Attached.

PAUL W. BRIDGE, JR.

*** FISMA & OMB Memorandum M-07-16 ***

1 December 2009

STREAMLINE HEALTH SOLUTIONS, INC.
ATTN: Corporate Secretary
10200 Alliance Road, Suite 200
Cincinnati, OH 45247

CERTIFIED MAIL RETURN RECEIPT REQUESTED

7009-0080-0001-5313-4795

Dear Sir,

In accordance with you annual meeting procedures as delineated in your 2009 Annual Meeting Proxy Statement as stated below,

"STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Stockholder proposals intended for inclusion in the Company's proxy statement and form of proxy relating to the Company's 2010 annual meeting of stockholders must be received by the Company not later than December 12, 2009. Such proposals should be sent to the Corporate Secretary, Streamline Health Solutions, Inc., 10200 Alliance Road, Suite 200, Cincinnati, Ohio 45242-4716. The inclusion of any proposal will be subject to applicable rules of the Securities and Exchange Commission, including Rule 14a-8 of the Securities and Exchange Act of 1934."

I intend to personally offer the following resolution at the 2010 Annual Meeting

"Be it resolved that the Buy Laws of Streamline Health Solutions, Inc. be amended to set the number of Directors of the Corporation at three (3), no more or no less, and <u>all</u> of whom shall be "independent" as that term is defined by NASDAQ; that the number of directors (three) cannot be changed without the affirmative vote of a majority of the shareholders of Streamline Health Solutions, Inc. and further should this resolution be adopted by the shareholders at the 2010 Annual Meeting of Shareholders, the three persons standing for election as a Director who receive the highest number of affirmative votes be seated as the Board of Directors until the 2011 Annual Meeting."

REASONS: Streamline Health Solutions, Inc. is a very small company, with limited revenues and resources. The current five independent directors are, in my opinion, excessive for such a small company, and the cost to the company, including: their annual retainer fees, Board meeting fees, Stock Option expenses and travel and living expenses to attend meetings, are disproportionately high for a company the size of Streamline health Solutions, Inc. Three well qualified independent directors, can adequately represent the interests of the shareholders, without overburdening the company with excessive expenses. Also, the requirement that all directors be independent eliminates the inherent conflict of interest of management directors and is consistent with the best practices the company instituted in appointing an independent director as Chairman of the Board.

I certify that I have owned at least $2,000.00 in market value of Streamline Health Solutions, Inc. Common Stock and I intend to hold such shares through the date of the 2010 Annual Meeting.

If you require, I will request that my broker provide you with a written statement of my holdings for the last year. However, considering that my holdings have been reported in the Streamline Health Solutions, Inc. Proxy Statement for many years, I believe this is unnecessary.

Very truly yours



Paul W. Bridge, Jr.

<u>Exhibit B</u>

The Procedural Notice

See Attached.

Vick, Don

From: Vick, Don
Sent: Thursday, December 17, 2009 4:10 PM
To: 'paul bridge'
Subject: Response to your shareholder proposals

Paul:

Below is a letter that I am also sending you today via UPS overnight service for delivery tomorrow.

I would appreciate it if you would confirm receipt of this email.

I hope you are doing well and that you are enjoying the holiday season.

Regards,

Don

Streamline Health Solutions, Inc.

December 17, 2009

By UPS Express Envelope
and By E-mail
Mr. Paul W. Bridge, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposals for Streamline Health Solutions, Inc.'s (the "Company") 2010 Annual Stockholder's Meeting

Dear Mr. Bridge:

I am writing this letter in response to the shareholder proposals dated December 1, 2009 that you recently submitted to me and that I received on December 4, 2009 (the "Proposals"). The Proposals request: (1) that the Bylaws of the Company be amended to set the number of Directors of the Company at three; (2) that all directors shall be "Independent" as that term is defined by NASDAQ; (3) that the number of directors cannot be changed without the affirmative vote of a majority of the Company's stockholders; and (4) that the Board of Directors elected at the 2010 Annual Meeting be the three nominees with the highest number of affirmative votes.

Rule 14a-8(b) of the Securities Exchange Act of 1934 requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving his or her eligibility to submit a proposal to the company. In order for a shareholder proponent to prove his or her eligibility, Rule 14a-8(b)(2) requires a shareholder to submit:

- A written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- Either:
  - o A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - o A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of that statement.

The Proposals you submitted were not accompanied by either of the items necessary to satisfy the requirements of Rule 14a-8(b)(2) listed in the second bullet point above. Therefore, as of the date of this letter, you have not substantiated your eligibility to submit the Proposals according to Rule 14a-8(b). We acknowledge the accuracy of your statement in the December 1 letter that your holdings have previously been reported in the Company's proxy statements. However, that information has not been updated in over a year, you declined to update it for us upon our request for the 2009 proxy statement, and would not satisfy the requirements of Rule 14a-8 in any event. We believe that all shareholders should be treated equally and that we cannot show favoritism to your request by ignoring the basic SEC requirements for inclusion of a shareholder proposal in the Company's proxy statement.

In addition, Rule 14a-8(c) limits the number of proposals that each shareholder can submit to a company for a particular shareholders' meeting to no more than one proposal. Your submission of four proposals is in violation of Rule 14a-8(c). You can cure this procedural defect by selecting one of the four proposals for inclusion in the Company's 2010 proxy materials.

Accordingly, this letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals and Rule 14a-8(c) with respect to the limitation on shareholder proposals for a particular shareholders' meeting. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy these procedural defects within this 14 calendar day period we intend to exclude the Proposals from our proxy materials based upon your failure to comply with Rule 14a-8(b) and Rule 14a-8(c). Lastly, please note that even if you are able to remedy these procedural defects on a timely basis, this letter in no way waives any substantive defect in your Proposals and the Company may seek to exclude the Proposals on the basis of any such substantive defect.

Very truly yours,

____

Donald E. Vick, Jr., Interim Chief Financial Officer and Secretary

Vick, Don

From: postmaster@streamlinehealth.net
Sent: Thursday, December 17, 2009 4:10 PM
To: Vick, Don
Subject: Delivery Status Notification (Relay)
Attachments: ATT89645.txt; Response to your shareholder proposals

This is an automatically generated Delivery Status Notification.

Your message has been successfully relayed to the following recipients, but the requested delivery status notifications may not be generated by the destination.

*** FISMA & OMB Memorandum M-07-16 ***


Streamline
HEALTH
We Make Information Flow™

Streamline Health Solutions, Inc.

December 17, 2009

By UPS Express Envelope
and By E-mail
Mr. Paul W. Bridge, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposals for Streamline Health Solutions, Inc.'s (the "Company") 2010 Annual Stockholder's Meeting

Dear Mr. Bridge:

I am writing this letter in response to the shareholder proposals dated December 1, 2009 that you recently submitted to me and that I received on December 4, 2009 (the "Proposals"). The Proposals request: (1) that the Bylaws of the Company be amended to set the number of Directors of the Company at three; (2) that all directors shall be "Independent" as that term is defined by NASDAQ; (3) that the number of directors cannot be changed without the affirmative vote of a majority of the Company's stockholders; and (4) that the Board of Directors elected at the 2010 Annual Meeting be the three nominees with the highest number of affirmative votes.

Rule 14a-8(b) of the Securities Exchange Act of 1934 requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving his or her eligibility to submit a proposal to the company. In order for a shareholder proponent to prove his or her eligibility, Rule 14a-8(b)(2) requires a shareholder to submit:

- A written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- Either:
    - A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
    - A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that

he or she continuously held the required number of shares for the one-year period as of the date of that statement.

The Proposals you submitted were not accompanied by either of the items necessary to satisfy the requirements of Rule 14a-8(b)(2) listed in the second bullet point above. Therefore, as of the date of this letter, you have not substantiated your eligibility to submit the Proposals according to Rule 14a-8(b). We acknowledge the accuracy of your statement in the December 1 letter that your holdings have previously been reported in the Company's proxy statements. However, that information has not been updated in over a year, you declined to update it for us upon our request for the 2009 proxy statement, and would not satisfy the requirements of Rule 14a-8 in any event. We believe that all shareholders should be treated equally and that we cannot show favoritism to your request by ignoring the basic SEC requirements for inclusion of a shareholder proposal in the Company's proxy statement.

In addition, Rule 14a-8(c) limits the number of proposals that each shareholder can submit to a company for a particular shareholders' meeting to no more than one proposal. Your submission of four proposals is in violation of Rule 14a-8(c). You can cure this procedural defect by selecting one of the four proposals for inclusion in the Company's 2010 proxy materials.

Accordingly, this letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals and Rule 14a-8(c) with respect to the limitation on shareholder proposals for a particular shareholders' meeting. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy these procedural defects within this 14 calendar day period we intend to exclude the Proposals from our proxy materials based upon your failure to comply with Rule 14a-8(b) and Rule 14a-8(c). Lastly, please note that even if you are able to remedy these procedural defects on a timely basis, this letter in no way waives any substantive defect in your Proposals and the Company may seek to exclude the Proposals on the basis of any such substantive defect.

Very truly yours,



Donald E. Vick, Jr., Interim Chief Financial Officer and Secretary

Exhibit C

Correspondence

See Attached.

charles SCHWAB

12115 Visionary Way
Fishers, IN 46038

December 18, 2009

Streamline Health Solutions, Inc.
Attn: Corporate Secretary
10200 Alliance Road
Cincinnati, OH 45242

RE: Schwab client Paul W. Bridge, Jr, account FISMA & OMB Memorandum Individual Account

Dear Corporate Secretary,

This letter is intended to confirm that as of the writing of this letter, client, Paul William Bridge, has held at least 10,000 shares of Streamline Health Solutions (NYSE:STRM) since 01/01/2008 in the above referenced account held at Charles Schwab & Co., Inc.

Should you need any further assistance, please contact us at 1-800-435-4000 at any time. We appreciate this opportunity to serve you. Thank you for your business.

Sincerely,



Dan Daupert
Resolution Manager
Charles Schwab & Co. Inc.

Cc: Paul W. Bridge, Jr.

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only. This information is not intended to replace the information found on your account statements. This information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

Vick, Don

From: Vick, Don
Sent: Thursday, January 07, 2010 2:33 PM
To: 'paul bridge'
Subject: Follow up Question

Paul,

I'm following up on my December 17 letter to you. While we now have received your broker letter, we haven't received anything from you regarding the need to narrow your proposals to a single proposal. If you have responded, can you please resend it to me – preferably by e-mail? If you haven't responded, can you advise as to whether you intend to revise it and, if so, when? While the 14 day period prescribed by SEC rule for you to respond expired on January 1, we would entertain a revised proposal from you as long as we receive it no later than 5:00 p.m. on Monday, January 11, 2010.

Look forward to hearing from you. Thanks.

Don

Exhibit B

PAUL W. BRIDGE, JR.

*** FISMA & OMB Memorandum M-07-16 ***

1 December 2009

STREAMLINE HEALTH SOLUTIONS, INC.
ATTN: Corporate Secretary
10200 Alliance Road, Suite 200
Cincinnati, OH 45247

CERTIFIED MAIL RETURN RECEIPT REQUESTED

Dear Sir,

In accordance with you annual meeting procedures as delineated in your 2009 Annual Meeting Proxy Statement as stated below,

"STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Stockholder proposals intended for inclusion in the Company's proxy statement and form of proxy relating to the Company's 2010 annual meeting of stockholders must be received by the Company not later than December 12, 2009. Such proposals should be sent to the Corporate Secretary, Streamline Health Solutions, Inc., 10200 Alliance Road, Suite 200, Cincinnati, Ohio 45242-4716. The inclusion of any proposal will be subject to applicable rules of the Securities and Exchange Commission, including Rule 14a-8 of the Securities and Exchange Act of 1934."

I intend to personally offer the following resolution at the 2010 Annual Meeting

"Be it resolved that the Buy Laws of Streamline Health Solutions, Inc. be amended to set the number of Directors of the Corporation at three (3), no more or no less, and all of whom shall be "independent" as that term is defined by NASDAQ; that the number of directors (three) cannot be changed without the affirmative vote of a majority of the shareholders of Streamline Health Solutions, Inc. and further should this resolution be adopted by the shareholders at the 2010 Annual Meeting of Shareholders, the three persons standing for election as a Director who receive the highest number of affirmative votes be seated as the Board of Directors until the 2011 Annual Meeting."

REASONS: Streamline Health Solutions, Inc. is a very small company, with limited revenues and resources. The current five independent directors are, in my opinion, excessive for such a small company, and the cost to the company, including: their annual retainer fees, Board meeting fees, Stock Option expenses and travel and living expenses to attend meetings, are disproportionately high for a company the size of Streamline health Solutions, inc. Three well qualified independent directors, can adequately represent the interests of the shareholders, without overburdening the company with excessive expenses. Also, the requirement that all directors be independent eliminates the inherent conflict of interest of management directors and is consistent with the best practices the company instituted in appointing an independent director as Chairman of the Board.

I certify that I have owned at least $2,000.00 in market value of Streamline Health Solutions, Inc. Common Stock and I intend to hold such shares through the date of the 2010 Annual Meeting.

If you require, I will request that my broker provide you with a written statement of my holdings for the last year. However, considering that my holdings have been reported in the Streamline Health Solutions, Inc. Proxy Statement for many years, I believe this is unnecessary.

Very truly yours

Paul W. Bridge, Jr.

Exhibit C


Streamline
HEALTH
We Make Information Flow™

Streamline Health Solutions, Inc.

December 17, 2009

By UPS Express Envelope
and By E-mail
Mr. Paul W. Bridge, Jr.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposals for Streamline Health Solutions, Inc.'s (the "Company") 2010 Annual Stockholder's Meeting

Dear Mr. Bridge:

I am writing this letter in response to the shareholder proposals dated December 1, 2009 that you recently submitted to me and that I received on December 4, 2009 (the "Proposals"). The Proposals request: (1) that the Bylaws of the Company be amended to set the number of Directors of the Company at three; (2) that all directors shall be "Independent" as that term is defined by NASDAQ; (3) that the number of directors cannot be changed without the affirmative vote of a majority of the Company's stockholders; and (4) that the Board of Directors elected at the 2010 Annual Meeting be the three nominees with the highest number of affirmative votes.

Rule 14a-8(b) of the Securities Exchange Act of 1934 requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving his or her eligibility to submit a proposal to the company. In order for a shareholder proponent to prove his or her eligibility, Rule 14a-8(b)(2) requires a shareholder to submit:

- A written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- Either:
  - A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that

> he or she continuously held the required number of shares for the one-year period as of the date of that statement.

The Proposals you submitted were not accompanied by either of the items necessary to satisfy the requirements of Rule 14a-8(b)(2) listed in the second bullet point above. Therefore, as of the date of this letter, you have not substantiated your eligibility to submit the Proposals according to Rule 14a-8(b). We acknowledge the accuracy of your statement in the December 1 letter that your holdings have previously been reported in the Company's proxy statements. However, that information has not been updated in over a year, you declined to update it for us upon our request for the 2009 proxy statement, and would not satisfy the requirements of Rule 14a-8 in any event. We believe that all shareholders should be treated equally and that we cannot show favoritism to your request by ignoring the basic SEC requirements for inclusion of a shareholder proposal in the Company's proxy statement.

In addition, Rule 14a-8(c) limits the number of proposals that each shareholder can submit to a company for a particular shareholders' meeting to no more than one proposal. Your submission of four proposals is in violation of Rule 14a-8(c). You can cure this procedural defect by selecting one of the four proposals for inclusion in the Company's 2010 proxy materials.

Accordingly, this letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals and Rule 14a-8(c) with respect to the limitation on shareholder proposals for a particular shareholders' meeting. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy these procedural defects within this 14 calendar day period we intend to exclude the Proposals from our proxy materials based upon your failure to comply with Rule 14a-8(b) and Rule 14a-8(c). Lastly, please note that even if you are able to remedy these procedural defects on a timely basis, this letter in no way waives any substantive defect in your Proposals and the Company may seek to exclude the Proposals on the basis of any such substantive defect.

Very truly yours,



Donald E. Vick, Jr., Interim Chief Financial Officer and Secretary

Exhibit D

Follow up Question

From: **Vick, Don** (don.vick@streamlinehealth.net)
Sent: Thu 1/07/10 2:33 PM
To: paul bridge*** FISMA & OMB Memorandum M-07-16 ***

Paul,

I'm following up on my December 17 letter to you. While we now have received your broker letter, we haven't received anything from you regarding the need to narrow your proposals to a single proposal. If you have responded, can you please resend it to me – preferably by e-mail? If you haven't responded, can you advise as to whether you intend to revise it and, if so, when? While the 14 day period prescribed by SEC rule for you to respond expired on January 1, we would entertain a revised proposal from you as long as we receive it no later than 5:00 p.m. on Monday, January 11, 2010.

Look forward to hearing from you. Thanks.

Don

GRAYDON HEAD
LEGAL COUNSEL | SINCE 1871

Richard G. Schmalzl
Partner
Direct: (513) 629-2828
rschmalzl@graydon.com

January 22, 2010

VIA E-MAIL AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Streamline Health Solutions, Inc. Stockholder Proposals of Paul W. Bridge, Jr.

Ladies and Gentlemen:

This letter is written on behalf of our client, Streamline Health Solutions, Inc., a Delaware corporation (the "Company"), with regard to stockholder proposals (the "Proposals") submitted to the Company by Paul W. Bridge, Jr. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2010 annual meeting of stockholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposals from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposals are excludable pursuant to:

I. Rule 14a-8(c), because the Proponent may submit no more than one proposal to the Company for a particular stockholders' meeting; and

II. Rule 14a-8(i)(8), because the Proposals relate to the election for membership on the Company's board of directors.

THE PROPOSALS

A copy of the Proposals, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposals read as follows:

"Be it resolved that the Buy [sic] Laws of Streamline Health Solutions, Inc. be amended to set the number of Directors of the Corporation at three (3), no more or no less, and all of whom shall be "Independent" as that term is defined by NASDAQ; that the number of directors (three) cannot be changed without the affirmative vote of a majority of the stockholders of Streamline Health Solutions, Inc. and further should this resolution be adopted by the stockholders at the 2010 Annual Meeting of Shareholders, the three persons standing for election as a Director who receive the highest number of affirmative votes be seated as the Board of Directors until the 2011 Annual Meeting."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to omit the Proposals from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

BACKGROUND

The Company received the Proposals and supporting statement from the Proponent on December 4, 2009. On December 17, 2009, the Company e-mailed and sent by overnight delivery to the Proponent a notice of deficiency pursuant to Rule 14a-8(f), indicating the Company's belief that the Proponent's submission was procedurally deficient in two respects. First, the Proposals were not accompanied by the items necessary to satisfy the eligibility requirements of 14a-8(b)(2). Second, the Proposals constitute more than one proposal in violation of Rule 14a-8(c) (the "Procedural Notice"). A copy of the Procedural Notice is attached hereto as Exhibit B, including a receipt showing that the Procedural Notice was physically delivered on December 18, 2009 to the address listed in the Proposals. The Procedural Notice advised that, among other things, if the Proponent did not correct both of these procedural deficiencies within the applicable fourteen (14) day period, the Company intended to omit the submission for the Company's 2010 Proxy Materials, as permitted by Rule 14a-8.

On January 5, 2010, the Company received the Proponent's broker letter, which letter confirmed the Proponent's eligibility to submit a proposal for the 2010 annual stockholders' meeting pursuant to Rule 14a-8(b)(2). However, as of the date of this letter, the Proponent has not corrected the second procedural deficiency pursuant to Rule 14a-8(c). The fourteen day period to cure this deficiency has long since expired. Despite the fact that the fourteen day period had expired, the Company sent an e-mail to the Proponent on January 7, 2010 and notified the Proponent that the Company would entertain a revised proposal, which corrected the deficiency pursuant to Rule 14a-8(c) as long as such revised proposal was received by the Company no later than 5:00 p.m. on Monday, January 11, 2010. As of the date of this letter, the Company has not received any revisions to the Proposals. In addition to the Proposals and the Procedural Notice (which are attached as Exhibits A and B respectively), a copy of all other correspondence between the Proponent and the Company with respect to the Proposals is attached hereto as Exhibit C.

ANALYSIS

I. Rule 14a-8(c). The Proponent may submit <u>no more than one</u> proposal to the Company for a particular stockholders' meeting.

Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. The Staff has consistently taken the position that a company may exclude a stockholder proposal when a stockholder submits more than one proposal. *See, e.g., Compuware Corp.* (Jul. 3, 2003). The one-proposal limitation applies not only to proponents who submit multiple proposals as separate submissions, but also to proponents who submit multiple elements of a single submission. *See, e.g., AmerInst Insurance Group, Ltd.* (Apr. 3, 2007) (multi-part proposal to remove voting rights from certain shares, discontinue funding of certain initiatives, sell a particular business venture and replace monies invested in such venture exceeded the one proposal limitation). In *Parker-Hannifin* (September 4, 2009), the Staff concurred that the corporation could omit a proposal comprised of three elements, where the third element of the proposal (direct discussions between the compensation committee and stockholders) was a "separate and distinct" matter from the other two elements of the proposal ("say on pay" as to overall compensation and specific components of that compensation).

Further, the Staff has agreed with the exclusion of stockholder proposals comprised of multiple parts even though the parts seemingly addressed one general concept. *See, e.g., American Electric Power Co., Inc.* (Jan. 2, 2001) (multi-part proposal that the proponent claimed all related to "corporate governance" deemed to be multiple proposals). The Staff also has concurred that proposals that require a "variety of corporate actions" may be excluded (*See e.g., Morgan Stanley* (February 4, 2009) (proposal requested stock ownership guidelines for director candidates, new conflict of interest disclosures for director nominees, and new limits on compensation of directors and nominees), *General Motors Corporation* (April 9, 2007) (proposal included several separate and distinct steps to restructure the company, including requiring the spin-off of five specific business areas into separate companies, designating how much of each such new company would be "spun out to stockholders," and requiring that the corporation make a cash distribution to stockholders), and *Torotel, Inc*, (November 1, 2006) (proposal recommends amending the articles of incorporation to, among other things, reduce the authorized number of directors, declassify the board, permit only shareholders to amend the corporate bylaws, remove certain advance notice bylaw provisions, and revoke provisions relating to the conduct of the annual stockholder meeting)).

Even though the Proposals could arguably be characterized as related to the broad concept of the election of the Company's directors, the Proponent has attempted to combine at least four separate and distinct matters relating to the election of directors into a single submission. The Proposals request: (1) that the Bylaws of the Company be amended to set the number of directors of the Company at three (relates to the <u>number</u> of directors elected); (2) that all directors shall be "Independent" as that term is defined by NASDAQ (relates to the <u>qualifications</u> of directors); (3) that the number of directors cannot be changed without the affirmative vote of a majority of the Company's stockholders (relates to the method for changing number of directors); and (4) that the board of directors elected at the 2010 Annual Meeting be the three nominees with the highest number of affirmative votes (relates to the vote required for the election of directors). A stockholder might well wish to vote differently as to each of these distinct proposals, but would not be able to do so if the Proposals were allowed to be treated as one proposal. Consistent with prior No-Action Letters, the Company believes that the four elements of the Proposals are separate and distinct matters and should be considered separate proposals for purposes of Rule 14a-8(c).

While the Staff has on occasion determined that a single submission with separate elements was actually one proposal, one of the following often was true:

• the separate elements were linked to a narrow, discrete topic/action (e.g., enhancing director nominees' qualification requirements to exclude (a) salaried employees and (b) certain significant stockholders (*Washington Mutual Inc.*, February 20, 2007));

• the separate elements were either sequential, inter-dependent, or temporally linked, to achieve a combined purpose (e.g., liquidating the company and then distributing proceeds of that liquidation to stockholders (*Meadow Valley Corporation*, March 30, 2007)); or

• the separate elements were associated with a specific legal requirement (e.g., implementation of executive compensation reforms set forth for recipients of funding under the Troubled Asset Relief Program (*JP Morgan Chase & Co.*, March 3, 2009)); become subject to the North Dakota Publicly Traded Corporations Act) (*Qwest Communications International, Inc.*, March 2, 2009)).

None of these categories apply to the Proposals. The Proposals' theme - the election of directors -- is broad and, as discussed in more detail below, relates to a topic that is not a proper topic for a stockholder proposal pursuant to Rule 14a-8(i)(8). In addition, the four elements of the Proposals are "separate and distinct matters" and the underlying processes and timelines are not interdependent upon each other. Finally, no single legal requirement serves as the basis for the four elements of the Proposals.

The Proposals represent four separate and distinct actions submitted under a single submission for the 2010 annual meeting of the stockholders. As a result, it is the Company's belief that the Proposals are in violation of Rule 14a-8(c) and can therefore be excluded in their entirety from the Company's Proxy Materials.

II. Rule 14a-8(i)(8). The Proposals relate to the election for membership on the Company's board of directors.

Although the Company believes that the Proposals contain multiple substantive defects pursuant to Rule 14a-8, the Company chooses to limit the scope of this no-action request to Rule 14a-8(i)(8). Accordingly, the Company believes that the Proposals are also excludable pursuant to Rule 14a-8(i)(8), which permits a company to exclude a stockholder proposal that relates to the election for membership on a company's board of directors. Following the analysis of comments received on the proposed amendment to Rule 14a-8(i)(8) as set forth in *Exchange Act Release No. 56161* (July 27, 2007), in December 2007, the Commission adopted the amendment to Rule 14a-8(i)(8), as proposed. *See Exchange Act Release No. 56914* (Dec. 6, 2007) (the "Adopting Release"). By doing so, the Commission reiterated and codified its longstanding position that stockholder proposals relating to procedures for the election of directors are excludable. Prior to its amendment in December 2007, Rule 14a-8(i)(8) permitted the exclusion of a stockholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The amended Rule 14a-8(i)(8) now provides that a proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors ... or a procedure for such nomination or election." In the Adopting Release, the Commission emphasized that the term "procedures" in the election exclusion "relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year," thus evidencing the Commission's clear intent, consistent with its longstanding interpretation, that the Rule 14a-8(i)(8) exclusion be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently.

Specifically, the purpose of the exclusion in Rule 14a-8(i)(8) is to prevent the establishment of procedures that could circumvent the protections provided by the federal proxy rules that are triggered by a proxy contest. As the Commission explained in the Adopting Release:

"[W]ere the election exclusion not available for proposals that would establish a process for the election of directors that circumvents the proxy disclosure rules, it would be possible for a person to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests. Additionally, false and misleading disclosure in connection with such an election contest could potentially occur without liability under Exchange Act Rule 14a-9 for material misrepresentations made in a proxy solicitation."

The Commission noted several examples in the Adopting Release of stockholder proposals that the Staff considered excludable under rule 14a-8(i)(8), including proposals that could have the effect of, or that propose a procedure that could have the effect of, "[d]isqualifying board nominees who are standing for election." (Adopting Release at note 56). Indeed, this has been a longstanding interpretive position of the Staff. *See, e.g., The Adams Express Company* (December 28, 2000) (finding that a proposal may be excluded pursuant to Rule 14a-8(i)(8) "to the extent the minimum share ownership requirement may disqualify certain nominees for director at the upcoming annual meeting of stockholders"); *International Business Machines Corporation* (January 22, 1992).

The Proposals propose a procedure that would have the effect of disqualifying the Company's board nominees who are standing for election at the Company's 2010 annual meeting. Traditionally, the Company has had six director nominees for election to the board of directors at the annual meeting of the stockholders. If the Proposals were to pass at the 2010 annual meeting, three of the Company's nominees at the 2010 annual meeting would be disqualified. This would essentially result in a contested election because there would be six director nominees competing for three seats on the board of directors. Therefore, the Proposals are excludable under 14a-8(i)(8).

The Proposals relate to the election for membership on the Company's board of directors. Accordingly, the Company should be permitted to exclude the Proposals pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the reasons set forth above, the Company believes that the Proponent submitted more than one proposal for the Company's 2010 annual meeting of stockholders. In addition, or alternatively, the Company also believes that the Proposals may be properly be omitted under Rule 14a-8(i)(8) because the Proposals relate to an election for membership on the Company's board of directors.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposals are excluded from the Company's Proxy Materials. Although we have no reason to believe that the Staff will not be able to do so, if it appears that the Staff will not be able to grant the relief requested herein, we would appreciate the opportunity to further discuss this matter with the Staff prior to its issuance of a written response. If any additional information is needed with respect to the matters set forth herein, please contact the undersigned at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Paul W. Bridge, Jr. (Proponent)
Donald E. Vick, Jr., Streamline Health Solutions, Inc.

2481422.3

Exhibit A

The Stockholder Proposals

See Attached.

PAUL W. BRIDGE, JR.

FISMA & OMB Memorandum M-07-16

1 December 2009

STREAMLINE HEALTH SOLUTIONS, INC.
ATTN: Corporate Secretary
10200 Alliance Road, Suite 200
Cincinnati, OH 45247

CERTIFIED MAIL RETURN RECEIPT REQUESTED

7009-0080-0001-5313-4795

Dear Sir,

In accordance with you annual meeting procedures as delineated in your 2009 Annual Meeting Proxy Statement as stated below,

"STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Stockholder proposals intended for inclusion in the Company's proxy statement and form of proxy relating to the Company's 2010 annual meeting of stockholders must be received by the Company not later than December 12, 2009. Such proposals should be sent to the Corporate Secretary, Streamline Health Solutions, Inc., 10200 Alliance Road, Suite 200, Cincinnati, Ohio 45242-4716. The inclusion of any proposal will be subject to applicable rules of the Securities and Exchange Commission, including Rule 14a-8 of the Securities and Exchange Act of 1934."

I intend to personally offer the following resolution at the 2010 Annual Meeting

"Be it resolved that the Buy Laws of Streamline Health Solutions, Inc. be amended to set the number of Directors of the Corporation at three (3), no more or no less, and all of whom shall be "Independent" as that term is defined by NASDAQ; that the number of directors (three) cannot be changed without the affirmative vote of a majority of the shareholders of Streamline Health Solutions, Inc. and further should this resolution be adopted by the shareholders at the 2010 Annual Meeting of Shareholders, the three persons standing for election as a Director who receive the highest number of affirmative votes be seated as the Board of Directors until the 2011 Annual Meeting."

REASONS: Streamline Health Solutions, Inc. is a very small company, with limited revenues and resources. The current five independent directors are, in my opinion, excessive for such a small company, and the cost to the company, including: their annual retainer fees, Board meeting fees, Stock Option expenses and travel and living expenses to attend meetings, are disproportionately high for a company the size of Streamline health Solutions, Inc. Three well qualified independent directors, can adequately represent the interests of the shareholders, without overburdening the company with excessive expenses. Also, the requirement that all directors be independent eliminates the inherent conflict of interest of management directors and is consistent with the best practices the company instituted in appointing an independent director as Chairman of the Board.

I certify that I have owned at least $2,000.00 in market value of Streamline Health Solutions, Inc. Common Stock and I intend to hold such shares through the date of the 2010 Annual Meeting.

If you require, I will request that my broker provide you with a written statement of my holdings for the last year. However, considering that my holdings have been reported in the Streamline Health Solutions, Inc. Proxy Statement for many years, I believe this is unnecessary.

Very truly yours



Paul W. Bridge, Jr.

<u>Exhibit B</u>

The Procedural Notice

See Attached.

Vick, Don

From: Vick, Don
Sent: Thursday, December 17, 2009 4:10 PM
To: 'paul bridge'
Subject: Response to your shareholder proposals

Paul:

Below is a letter that I am also sending you today via UPS overnight service for delivery tomorrow.

I would appreciate it if you would confirm receipt of this email.

I hope you are doing well and that you are enjoying the holiday season.

Regards,

Don

Streamline Health Solutions, Inc.

December 17, 2009

By UPS Express Envelope
and By E-mail
Mr. Paul W. Bridge, Jr.

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposals for Streamline Health Solutions, Inc.'s (the "Company") 2010 Annual Stockholder's Meeting

Dear Mr. Bridge:

I am writing this letter in response to the shareholder proposals dated December 1, 2009 that you recently submitted to me and that I received on December 4, 2009 (the "Proposals"). The Proposals request: (1) that the Bylaws of the Company be amended to set the number of Directors of the Company at three; (2) that all directors shall be "Independent" as that term is defined by NASDAQ; (3) that the number of directors cannot be changed without the affirmative vote of a majority of the Company's stockholders; and (4) that the Board of Directors elected at the 2010 Annual Meeting be the three nominees with the highest number of affirmative votes.

Rule 14a-8(b) of the Securities Exchange Act of 1934 requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving his or her eligibility to submit a proposal to the company. In order for a shareholder proponent to prove his or her eligibility, Rule 14a-8(b)(2) requires a shareholder to submit:

- A written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- Either:
  - o A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - o A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of that statement.

The Proposals you submitted were not accompanied by either of the items necessary to satisfy the requirements of Rule 14a-8(b)(2) listed in the second bullet point above. Therefore, as of the date of this letter, you have not substantiated your eligibility to submit the Proposals according to Rule 14a-8(b). We acknowledge the accuracy of your statement in the December 1 letter that your holdings have previously been reported in the Company's proxy statements. However, that information has not been updated in over a year, you declined to update it for us upon our request for the 2009 proxy statement, and would not satisfy the requirements of Rule 14a-8 in any event. We believe that all shareholders should be treated equally and that we cannot show favoritism to your request by ignoring the basic SEC requirements for inclusion of a shareholder proposal in the Company's proxy statement.

In addition, Rule 14a-8(c) limits the number of proposals that each shareholder can submit to a company for a particular shareholders' meeting to no more than one proposal. Your submission of four proposals is in violation of Rule 14a-8(c). You can cure this procedural defect by selecting one of the four proposals for inclusion in the Company's 2010 proxy materials.

Accordingly, this letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals and Rule 14a-8(c) with respect to the limitation on shareholder proposals for a particular shareholders' meeting. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy these procedural defects within this 14 calendar day period we intend to exclude the Proposals from our proxy materials based upon your failure to comply with Rule 14a-8(b) and Rule 14a-8(c). Lastly, please note that even if you are able to remedy these procedural defects on a timely basis, this letter in no way waives any substantive defect in your Proposals and the Company may seek to exclude the Proposals on the basis of any such substantive defect.

Very truly yours,

____

Donald E. Vick, Jr., Interim Chief Financial Officer and Secretary

Vick, Don

From: postmaster@streamlinehealth.net
Sent: Thursday, December 17, 2009 4:10 PM
To: Vick, Don
Subject: Delivery Status Notification (Relay)
Attachments: ATT89645.txt; Response to your shareholder proposals

This is an automatically generated Delivery Status Notification.

Your message has been successfully relayed to the following recipients, but the requested delivery status notifications may not be generated by the destination.

FISMA & OMB Memorandum M-07-16


Streamline
HEALTH
We Make Information Flow™

Streamline Health Solutions, Inc.

December 17, 2009

By UPS Express Envelope
and By E-mail
Mr. Paul W. Bridge, Jr.

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposals for Streamline Health Solutions, Inc.'s (the "Company") 2010 Annual Stockholder's Meeting

Dear Mr. Bridge:

I am writing this letter in response to the shareholder proposals dated December 1, 2009 that you recently submitted to me and that I received on December 4, 2009 (the "Proposals"). The Proposals request: (1) that the Bylaws of the Company be amended to set the number of Directors of the Company at three; (2) that all directors shall be "Independent" as that term is defined by NASDAQ; (3) that the number of directors cannot be changed without the affirmative vote of a majority of the Company's stockholders; and (4) that the Board of Directors elected at the 2010 Annual Meeting be the three nominees with the highest number of affirmative votes.

Rule 14a-8(b) of the Securities Exchange Act of 1934 requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving his or her eligibility to submit a proposal to the company. In order for a shareholder proponent to prove his or her eligibility, Rule 14a-8(b)(2) requires a shareholder to submit:

- A written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- Either:
  - A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that

he or she continuously held the required number of shares for the one-year period as of the date of that statement.

The Proposals you submitted were not accompanied by either of the items necessary to satisfy the requirements of Rule 14a-8(b)(2) listed in the second bullet point above. Therefore, as of the date of this letter, you have not substantiated your eligibility to submit the Proposals according to Rule 14a-8(b). We acknowledge the accuracy of your statement in the December 1 letter that your holdings have previously been reported in the Company's proxy statements. However, that information has not been updated in over a year, you declined to update it for us upon our request for the 2009 proxy statement, and would not satisfy the requirements of Rule 14a-8 in any event. We believe that all shareholders should be treated equally and that we cannot show favoritism to your request by ignoring the basic SEC requirements for inclusion of a shareholder proposal in the Company's proxy statement.

In addition, Rule 14a-8(c) limits the number of proposals that each shareholder can submit to a company for a particular shareholders' meeting to no more than one proposal. Your submission of four proposals is in violation of Rule 14a-8(c). You can cure this procedural defect by selecting one of the four proposals for inclusion in the Company's 2010 proxy materials.

Accordingly, this letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals and Rule 14a-8(c) with respect to the limitation on shareholder proposals for a particular shareholders' meeting. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy these procedural defects within this 14 calendar day period we intend to exclude the Proposals from our proxy materials based upon your failure to comply with Rule 14a-8(b) and Rule 14a-8(c). Lastly, please note that even if you are able to remedy these procedural defects on a timely basis, this letter in no way waives any substantive defect in your Proposals and the Company may seek to exclude the Proposals on the basis of any such substantive defect.

Very truly yours,



Donald E. Vick, Jr., Interim Chief Financial Officer and Secretary

2438440.4

Exhibit C

Correspondence

See Attached.

Don Vick

charles SCHWAB

12115 Visionary Way
Fishers, IN 46038

December 18, 2009

Streamline Health Solutions, Inc.
Attn: Corporate Secretary
10200 Alliance Road
Cincinnati, OH 45242

RE: Schwab client Paul W. Bridge, Jr., account *** FISMA & OMB Memorandum M-07-16 *** Individual Account

Dear Corporate Secretary,

This letter is intended to confirm that as of the writing of this letter, client, Paul William Bridge, has held at least 10,000 shares of Streamline Health Solutions (NYSE:STRM) since 01/01/2008 in the above referenced account held at Charles Schwab & Co., Inc.

Should you need any further assistance, please contact us at 1-800-435-4000 at any time. We appreciate this opportunity to serve you. Thank you for your business.

Sincerely,



Dan Daupert
Resolution Manager
Charles Schwab & Co. Inc.

Cc: Paul W. Bridge, Jr.

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only. This information is not intended to replace the information found on your account statements. This information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

Vick, Don

From: Vick, Don
Sent: Thursday, January 07, 2010 2:33 PM
To: 'paul bridge'
Subject: Follow up Question

Paul,

I'm following up on my December 17 letter to you. While we now have received your broker letter, we haven't received anything from you regarding the need to narrow your proposals to a single proposal. If you have responded, can you please resend it to me – preferably by e-mail? If you haven't responded, can you advise as to whether you intend to revise it and, if so, when? While the 14 day period prescribed by SEC rule for you to respond expired on January 1, we would entertain a revised proposal from you as long as we receive it no later than 5:00 p.m. on Monday, January 11, 2010.

Look forward to hearing from you. Thanks.

Don